PRESS RELEASE

PARAMOUNT ENERGY TRUST OFFERS TO ACQUIRE PROFOUND ENERGY INC.

Calgary, AB - March 31, 2009 (TSX - PMT.UN) Paramount Energy Trust ("PET" or the "Trust") and Profound Energy Inc. (TSX - PFX) ("Profound") jointly announce that they have entered into a support agreement (the "Support Agreement") pursuant to which PET will offer to acquire all of the issued and outstanding common shares of Profound (the "Offer") by way of a take-over bid.  The consideration to be offered for each common share of Profound under the Offer will be, at each shareholder's option, (i) $1.34 in cash; (ii) 0.394 of a PET trust unit; or (iii) a combination of cash and PET trust units, subject to proration on the basis of a maximum of $15 million in cash and approximately 11.6 million PET trust units.  It is expected that approximately 10.6 million PET trust units will be issued pursuant to the Offer.  Based on the maximum cash condition and Profound's in-the-money options, Profound shareholders will each receive approximately 0.278 of a PET trust unit and approximately $0.395 in cash for each common share of Profound on a prorated basis.  The Offer represents an approximately 100% premium over the closing price of Profound on March 30, 2009.  The total purchase price offered by the Trust will total approximately $112.9 million, including the assumption of outstanding debt and working capital deficiency estimated at $61.5 million, but prior to PET’s closing costs.

The Board of Directors of Profound has approved the Offer and has agreed to recommend that its shareholders tender their shares in acceptance of the Offer. FirstEnergy Capital Corp. has provided a verbal fairness opinion to the Board of Directors of Profound indicating that the consideration to be received by Profound shareholders under the Offer is fair from a financial point of view. The Board of Directors of Profound has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any sale of any material position or assets of Profound, or any business combination involving Profound, and Profound has granted PET the right to match any subsequent offer. Profound has agreed to pay the Trust a non-completion fee of $1.25 million in certain circumstances.

The Trust anticipates mailing the Offer to all registered Profound shareholders on or before April 24, 2009 and the Offer will expire approximately 35 days thereafter. The Offer will be subject to a number of conditions, including its acceptance by holders of at least 66 2/3% of the outstanding common shares of Profound.  Certain directors, officers and major shareholders of Profound, collectively holding approximately 11% of the issued and outstanding common shares of Profound, have entered into agreements to tender all of their common shares to the Offer, except in certain limited circumstances.

Holders of Profound common shares which accept the Offer and acquire PET trust units will be eligible to receive distributions on such PET trust units, provided they hold such trust units on the applicable record date for the monthly distribution.

ACQUISITION HIGHLIGHTS

The Profound properties are located in a year round access area within the Trust's New Venture Area in west central Alberta.  PET has been undertaking technical work and land acquisition directed towards grass roots exploration for basin centered gas in west central Alberta for the past 18 months.  During 2008 the Trust acquired 77.75 net sections (47,000 net acres) of Crown lands in west central Alberta prospective for the Montney, Halfway, Doig and Nikinassin formations.  The acquisition of Profound is another step in the strategic expansion of PET's asset base, complementing the Trust’s existing shallow gas prospect inventory with a significant number of higher impact, deep basin style resource play opportunities.

BENEFITS TO PET

Upon successful completion of the Offer, the Trust's current daily production of 175 MMcfe/d (29,167 BOE/d) will increase by approximately 10% to 193 MMcfe/d (32,167 BOE/d) and PET's proved plus probable reserves will increase by approximately 15 percent to 560.7 Bcfe (93.5 MMBOE), based on the National Instrument 51-101 compliant reserve report prepared on behalf of Profound by GLJ Petroleum Consultants (the “GLJ” Report”) combined with the Trust's existing year end reserve report, both with an evaluation date of December 31, 2008 and not adjusted for production or new reserve additions since the evaluation date. In addition the GLJ Report includes $29.8 million in future development capital related to Profound’s proved and probable reserves.

The acquisition is expected to be accretive to production per PET trust unit and reserves per PET trust unit as at December 31, 2008.  Further the Trust's reserves to production ratio, utilizing current production and year end 2008 proved and probable reserves, will increase by approximately 4% to a reserve life index of 8.0 years.  Profound's gas production is largely uncontracted and therefore available for PET to market or hedge as opportunities in the forward market arise.

"This is an important strategic acquisition for PET, providing not only solid base production but also an operating foothold in the Pembina area with exposure to resource style gas plays that provide an attractive supplement to our prospect inventory." said Sue Riddell Rose, President and Chief Executive Officer of the Trust.  "We are excited to have the support of Profound’s management and board of directors to acquire this suite of assets which we believe is highly prospective."

PET has identified significant upside in the Profound assets through further intensified development of the Rock Creek basin-centered gas zone with additional multi-zone potential including targets in the Nordegg, Ostracod, Ellerslie, Notikewan and Viking formations.  Significant ownership in area infrastructure will enhance PET’s ability to translate Profound’s extensive inventory of drilling locations to value as well as capitalize on additional opportunities in the area.

BENEFITS TO PROFOUND

The Offer provides Profound shareholders with the following benefits:

•

a significant premium for the shares of approximately 100%;

•

the option of cash and/or shares as consideration with significantly increased liquidity for shareholders;

•

PET trust units allow Profound shareholders to continue to participate in a significantly larger, natural gas weighted issuer with an attractive hedge position and large inventory of undeveloped land;

•

a current distribution of $0.05 per unit per month for those shareholders who elect to receive PET units; and

•

the combined entity will be less levered on a debt to cash flow basis than Profound is currently.  Profound's existing bank facility is currently being reviewed by its lender and it is anticipated to be reduced to an amount at or below its current total net debt.

"The acquisition of Profound by PET provides an excellent opportunity for shareholders to benefit from a premium offer as well as share in the exciting potential of the combined PET and Profound assets", stated Bill Davis, President and Chief Executive Officer of Profound.

PRIVATE PLACEMENT

PET has also agreed to purchase 9,224,310 special warrants of Profound on a private placement basis, at a price of $0.75 per special warrant for total subscription proceeds of approximately $6.9 million.  The special warrants are convertible into common shares of Profound on a one-for-one basis.  Conversion is automatic in certain events and otherwise at the option of PET.  The special warrants are also redeemable by PET at their subscription price in certain events.  The proceeds from the private placement will be deposited in trust on closing of the private placement and will be releaseable to Profound on conversion of the special warrants to common shares or to PET on redemption.  Proceeds from the private placement are intended to be initially used by Profound to reduce net debt and for working capital purposes.  Completion of the private placement and the conversion of the special warrants to Profound common shares is subject to a number of conditions but is not conditional on the successful completion of the Offer.  The private placement as well as the issuance of the Profound common shares upon conversion of the private placement are subject to the approval of the Toronto Stock Exchange.

In the event the Offer is not completed, the private placement provides Profound with necessary funding to continue operations, priced at an attractive premium in excess of 15% of Profound's current share price.

FINANCIAL ADVISORS

BMO Capital Markets acted as exclusive financial advisor to PET with respect to the Transaction.

FirstEnergy Capital Corp. acted as exclusive financial advisor to Profound in respect of the Transaction.

FORWARD LOOKING INFORMATION

This press release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: the Offer, the completion of the Offer and the outcome of the Offer, including regarding transaction values and accretion; estimates of reserves and reserve life index; plans for drilling; estimates of production; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information. The material risk factors include, but are not limited to: failure to complete the Offer, failure to realize anticipated synergies, the uncertainty of estimates and projections relating to production and reserves; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; changes in tax laws; changes in royalty rates; and the Trust's ability to implement its business strategy. Readers are cautioned that the foregoing list of risk factors is not exhaustive.

Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released.

BOE CONVERSION

Throughout this press release, the calculation of barrels of oil equivalent (BOE) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

Profound Energy Inc. is a junior oil and natural gas company based in Calgary, Alberta.  Profound's common shares are listed on the Toronto Stock Exchange under the symbol "PFX".  Further information with respect to Profound can be found at its website at www.profoundenergy.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor

Profound Energy Inc.

Suite 380, 435 - 4th Avenue SW

Calgary, Alberta, Canada T2P 3A8

Telephone: 403 237-6102

Fax: 403 237-6103

William T. Davis

President & Chief Executive Officer

Evelyn Burnett

Chief Financial Officer